[Bryan Cave Logo]	Robert J. Endicott Partner Phone: 314 259 2447 Fax: 314 259 2020 rjendicott@bryancave.com

December 15, 2005

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Room 4561

Attention: Russell Mancuso

                 Branch Chief

Re:            Stereotaxis, Inc.

      Registration Statement on Form S-3

      Filed November 10, 2005

      File No. 333-129629

Dear Mr. Mancuso:

We are writing this letter on behalf of Stereotaxis, Inc. (the “Registrant”) in response to the comment letter of the staff of the Commission dated December 2, 2005 regarding the above referenced Registration Statement on Form S-3 filed by the Registrant on November 10, 2005.

This letter sets forth the comment of the staff in the comment letter and the Registrant’s response thereto.

Incorporation of Certain Documents by Reference, page 30

1.      Please update your filing, including the list of incorporated documents and the undertakings required as of December 1, 2005.

The list of incorporated documents has been revised to include the Registrant’s most recent quarterly report on Form 10-Q and current report on Form 8-K as indicated on page 30 of Amendment No. 1 to the Registration Statement on Form S-3.

Securities and Exchange Commission Division of Corporation Finance December 15, 2005 Page 2

The undertakings required under item 17 on page II-4 of the Amendment No. 1 to the Registration Statement Form S-3 have been revised according to the securities offering reform rule changes required as of December 1, 2005.

We appreciate your prompt review and look forward to hearing from you with respect to this comment response. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2447 or by fax at 314-259-2020.

Very Truly Yours,

Robert J. Endicott

Enclosures

cc:	Jay Mumford (Securities and Exchange Commission)
Bevil J. Hogg
James M. Stolze
James L. Nouss, Jr.
Bahi C. Okupa